UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

STERLING BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

85917W102

(CUSIP Number)

August 19, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85917W102

1.	Names of Reporting Person: Erwin A. Rubenstein
2.	Check the Appropriate Box If A Member of A Group:	(a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power:	12,107,732
	6.	Shared Voting Power:	-0-
	7.	Sole Dispositive Power:	12,107,732
	8.	Shared Dispositive Power:	-0-
9.	Aggregate Amount Beneficially Owned By Each Reporting Person:	12,107,732
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented By Amount In Row (9):	24.2% (See Item 4 herein).
12.	Type of Reporting Person:	IN

Page 2 of 9 Pages

CUSIP No. 85917W102

1.	Names of Reporting Person: K.I.S.S. Dynasty Trust No. 9
2.	Check the Appropriate Box If A Member of A Group:	(a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: South Dakota
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power:	-0-
	6.	Shared Voting Power:	12,107,732
	7.	Sole Dispositive Power:	-0-
	8.	Shared Dispositive Power:	12,107,732
9.	Aggregate Amount Beneficially Owned By Each Reporting Person:	12,107,732
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented By Amount In Row (9):	24.2% (See Item 4 herein).
12.	Type of Reporting Person:	OO

END OF COVER PAGE

Page 3 of 9 Pages

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

Item 1(a).	Name of Issuer: Sterling Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Towne Square, Suite 1900 Southfield, MI 48076
Item 2(a).	Name of Persons Filing (collectively, the “Reporting Persons”: (i) Erwin A. Rubenstein (ii) K.I.S.S. Dynasty Trust No. 9 (“Trust No. 9”)

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The principal business address for Mr. Rubenstein is 255 East Brown Street, Suite 320, Birmingham, Michigan 48009, and the principal business office for the Trust No. 9 is c/o The First National Bank in Sioux Falls, 100 South Phillips Avenue, Sioux Falls, SD 57104.

Item 2(c).	Citizenship or place or organization: Mr. Rubenstein is a citizen of the United States of America. The Trust No. 9 is sited in the State of South Dakota.

Item 2(d).	Title of Class of Securities:
Common Stock, no par value.
Item 2(e).	CUSIP Number:
85917W102

Page 4 of 9 Pages

Item 3.	If this Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

( a )	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

( b )	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

( c )	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

( d )	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

( e )	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

( f )	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

( g )	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

( h )	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

( i )	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

( j )	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

( k )	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Page 5 of 9 Pages

Item 4.	Ownership.

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Erwin A. Rubenstein(1)	12,107,732	(2)	24.2%	12,107,732	(2)	0		12,107,732	(2)	0
K.I.S.S. Dynasty Trust No. 9(1)	12,107,732	(2)	24.2%	0		12,107,732	(2)	0		12,107,73	(2)

(1)	By reason of the provisions of Rule 13d-3 of the Act, Mr. Rubenstein may be deemed to beneficially own the shares of Common Stock of Sterling Bancorp, Inc. (the “Common Stock”) beneficially owned by the K.I.S.S. Dynasty Trust No. 9 (the “Trust”) for which he serves as trustee. Mr. Rubenstein disclaims beneficial ownership of the Common Stock owned by the Trust. On August 19, 2020, but effective September 18, 2020, Mr. Rubenstein resigned as the Family Trustee of the K.I.S.S. Dynasty Trust No. 5 and of the Sandra Seligman 1993 Long Term Irrevocable Trust, and Mr. Michael Shawn was appointed Successor Family Trustee for those trusts. On October 19, 2020, but effective November 18, 2020, Mr. Rubenstein resigned as the Family Trustee of the Scott J. Seligman 1993 Long Term Irrevocable Dynasty Trust and the Scott J. Seligman 1993 Irrevocable Dynasty Trust, and Mr. Harry Stern was appointed Successor Family Trustee for those trusts.
(2)	Represents the shares of Common Stock owned by the Trust for which Mr. Rubenstein acts as the Family Trustee of the Trust, who has sole investment and voting power over the shares of Common Stock. Mr. Rubenstein disclaims beneficial ownership of these shares of the Common Stock.

* As of October 5, 2020 (based on 49,973,861 shares of the Issuer’s Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer for the quarter ended September 30, 2020).

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2021

ERWIN A. RUBENSTEIN

/s/ Erwin A. Rubenstein
Erwin A. Rubenstein, individually

K.I.S.S. DYNASTY TRUST NO. 9

/s/ Erwin A. Rubenstein
Erwin A. Rubenstein
Title: Trustee

Page 8 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Sterling Bancorp, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 15, 2021.

ERWIN A. RUBENSTEIN

/s/ Erwin A. Rubenstein
Erwin A. Rubenstein, individually

K.I.S.S. DYNASTY TRUST NO. 9

/s/ Erwin A. Rubenstein
Erwin A. Rubenstein
Title: Trustee

Page 9 of 9 Pages